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                           July 23, 2021

       Daniella Strygina
       President
       Glidelogic Corp.
       21/1 Erkindik Ave, ste. 187
       Bishkek, Kyrgyzstan 720000

                                                        Re: Glidelogic Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed July 13, 2021
                                                            File No. 333-254750

       Dear Ms. Strygina:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-1

       Summary Finanical Information, page 8

   1.                                                   Please include revenue
in your presentation of Summary Financial Information
              You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen
       Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
       Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.
 Daniella Strygina
Glidelogic Corp.
July 23, 2021
Page 2

                                      Sincerely,
FirstName LastNameDaniella Strygina
                                      Division of Corporation Finance
Comapany NameGlidelogic Corp.
                                      Office of Technology
July 23, 2021 Page 2
cc:       Robert J. Zepfel
FirstName LastName